FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2008

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                          No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                          No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item
1.	Letter to the Buenos Aires Stock Exchange regarding General Regular and Special Shareholders’ Meeting. External Auditor’s Statement

March 3, 2008

COMISIÓN NACIONAL DE VALORES

(Argentine Securities Commission)

Buenos Aires

Gentlemen:

RE:	REGULAR AND SPECIAL SHAREHOLDERS’ MEETING – MARCH 28, 2008 – EXTERNAL AUDITOR’S STATEMENT

In compliance with the regulations currently in effect, we are writing to inform you that the Board of Directors of this bank has resolved to convene a Regular and Special Shareholders’ Meeting on first and second call to be held on March 28, 2008 at 4 P.M. and 5 P.M., respectively, at Avda. Rivadavia 409, Second Floor, City of Buenos Aires.

For this purpose, please find attached the following documents:

•	Abstract of the pertinent parts of the minutes of the Board of Directors’ Meeting dated February 12, 2008, approving the Financial Statements, the Annual Report, and the Call.

•	Call for Regular and Special Shareholders’ Meeting to be held on March 28, 2008.

•

Sworn Statement by Mr. PABLO FRANCISCO TONINA, partner at ESTUDIO DELOITTE & CO. S.R.L., External Auditor of this Company (pursuant to Executive Order No. 677/2001 and its regulation General Resolution No. 400/2002).

Yours sincerely,

BBVA BANCO FRANCÉS S.A.

Reconquista 199 (C1003ABB) Casilla de Correo 3196 Correo Central (1000) Buenos Aires Argentina

MINUTES No. 5004

Directors present J. Bledel O. M. Castro J. D’Ornellas M. Zarich

A meeting of the Board of Directors of BBVA Banco Francés S.A. was held on February 12, 2008, in the city of Buenos Aires. The Meeting was chaired by Mr. Jorge Bledel, and was attended, apart from the directors mentioned on the left-hand side margin, by Mr. Mario Biscardi. and Mr. Alejandro Mosquera, on behalf of the Statutory Audit Committee, all of whom signed these Minutes.

The Meeting was called to order at 12.30 p.m. It was declared that the Board of Directors met according to the composition resulting from the General Regular and Special Shareholders’ Meeting held on April 26, 2007. The authorization of such composition by the Central Bank of Argentina is still pending as regards Mr. José Manuel Tamayo Perez.

ABSENCE OF MR. MARCELO GUSTAVO CANESTRI. ASSUMPTION OF ALTERNATE DIRECTOR MR. MARTÍN EZEQUIEL ZARICH

The Chairman advised the Directors that Mr. Marcelo Gustavo Canestri had informed that he would be absent from this Meeting for personal reasons. Consequently, Mr. Bledel stated that in order to constitute the quorum required for the meeting, it was necessary for one of the alternate directors, Mr. Martín Ezequiel Zarich, to take over. Present at the Meeting, Mr. Martín Zarich gave his consent and took over as Director for the purposes of this Meeting.

ITEM NO. 5 – FINANCIAL STATEMENTS AS OF DECEMBER 31, 2007 – ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007 – DISTRIBUTION OF DIVIDENDS – NOTICE FOR REGULAR AND SPECIAL SHAREHOLDERS’ MEETING

Financial Statements as of December 31, 2007

Mr. Bledel stated that he had called this special Meeting to submit the financial statements for the fiscal year ended on December 31, 2007

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and its counterpart for the fiscal year ended on December 31, 2006 for the consideration of the directors present, in order for such statements to be presented to the relevant authorities.

After a thorough analysis of the different items included in such statements, the financial statements for the fiscal year ended on December 31, 2007 and for the fiscal year ended on December 31, 2006 were unanimously approved. These statements will not be transcribed into these Minutes, since they will be included in the Bank’s Balance Sheet Records Book.

Auditor’s Report

The Auditor’s Report, dated as of today’s date, for the fiscal year ended on December 31, 2007, was read; this report will be included in the Annual Report.

Statutory Audit Committee Report

The Statutory Audit Committee Report, dated as of today’s date, for the fiscal year ended on December 31, 2007, was read; this report will be included in the Annual Report.

Annual Report for the fiscal year ended December 31, 2007

Mr. Bledel informed the directors of the need to consider the Annual Report for the fiscal year ended on December 31, 2007 and its counterpart for the fiscal year ended on December 31, 2006, in order for such reports to be presented to the relevant authorities.

The Annual Report for the Fiscal year No. 133 was thoroughly considered by the directors, who, after an exchange of opinions, unanimously approved it. Mr. Bledel stated that, as usual, the Annual Report for the Fiscal year No. 133 will be included in these Minutes as an exhibit.

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CALL FOR REGULAR AND SPECIAL SHAREHOLDERS’ MEETING

Mr. Bledel stated that the conditions were in place to convene a Regular and Special Shareholders’ Meeting to discuss the agenda below. The terms of the notice were as follows:

The Shareholders of BBVA Banco Francés S.A. are hereby called to attend the Regular and Special Shareholders’ Meeting to be held on March 28, 2008, at 4 p.m., on first call, and at 5 p.m. on second call, if a quorum is not constituted on the first call. If the quorum required to discuss item 11 on the Agenda at a Special Shareholders’ Meeting is not constituted, a Special Meeting shall be convened afterwards on second call. The Shareholders’ Meeting shall be held at Av. Rivadavia 409, Second Floor, City of Buenos Aires, and not at the Company’s headquarters, to discuss the following:

Agenda

1)      Appointment of two shareholders to prepare and sign the Minutes of the Meeting, together with the Chairman.

2)      Discussion of the Annual Report, Financial Statements, additional information and all relevant accounting data, the report of the Statutory Auditors’ Committee and Auditor’s Report, for fiscal year No. 133 ended on December 31, 2007.

3)      Approval of the performance of the Board of Directors and the Statutory Auditors’ Committee.

4)      Discussion of the results of fiscal year No 133, ended on December 31, 2007. Distribution of dividends in cash, subject to relevant authorizations.

5)      Compensation of Board of Directors for the fiscal year ended on December 31, 2007.

6)      Discussion of compensation for the Statutory Auditors’ Committee for the fiscal year ended on December 31, 2007.

7)      Determination of the number of Board members and appointment of Directors, as appropriate, for a term of three years.

8)      Appointment of three Regular Statutory Auditors and three Substitute Statutory Auditors to be part of the Statutory Auditors’ Committee during the current fiscal year.

9)      Compensation of certifying accountant for the Financial Statements related to fiscal year No. 133 ended on December 31, 2007.

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10)   Appointment of a certifying accountant for the Financial Statements of the current fiscal year.

11)   Allocation of budget for the Auditing Committee to retain the services of professional counsel.

12)   Extension of the following terms: (i) BBVA Banco Francés S.A. Notes Plan up to US$ 300,000,000 (three hundred million U.S. Dollars), as approved by the Special Shareholders’ Meeting held on July 15, 2003 and by Resolution No. 14967 of the Argentine Securities Committee [Comisión Nacional de Valores] issued on November 29, 2004, as amended, by the Regular and Special Shareholders’ Meeting held on April 26, 2007; and (ii) the Delegation of authority to the Board for two years, as well as the authority to sub-delegate, in accordance with applicable regulations, as provided for the Regular and Special Shareholders’ Meeting held on April 26, 2007.

Notes:

(a) Filing of certificates: On order to attend the Meeting (Section 238 of Argentine Corporations Law), shareholders shall submit a certificate issued by Caja de Valores S.A. to evidence such condition. Certificates shall be submitted at the Securities Office – Safekeeping, located at Venezuela 538, 2nd floor, Buenos Aires, from Monday to Friday, 10:00 a.m. to 3:00 p.m., until March 19, 2008. The corporation shall issue a certificate for the shareholder to be admitted at the Meeting. Proxies who are interested in attending the Meeting should go to Av. Rivadavia 409, 2nd floor, Buenos Aires, with the relevant documentation one hour before the Meeting, in order to be authorized to attend.

(b) For the purposes of discussing item 11 on the Agenda, the Meeting shall be considered as Special.

(c) Documents to be discussed at the Meeting are available to the shareholders in the Securities Office – Safekeeping, located in Venezuela 538, 2nd floor, Buenos Aires.

There being no further business to discuss, the meeting was adjourned at 2.00p.m.

SIGNED: J. Bledel – O. Castro – J. D’Ornellas – M. Zarich – M. Biscardi – A. Mosquera-

This is a true copy of the pertinent parts of Minutes No. 5004, dated February 12, 2008, incorporated into the Minutes Book number 29 for the Meetings of the Board of Directors of BBVA Banco Francés S.A.

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External Auditor’s Statement

Name	Pablo Francisco Tonina

National Identity Document (DNI) No.:	16.765.404

Business address:	J. D. Perón 646, 2nd floor, Buenos Aires, C1038AAN

Certified Public Accountant graduated from:	Universidad Católica de Buenos Aires

Year of graduation:	1986

Other university degrees obtained:

Experience in auditing financial statements of other companies or entities:	The Bank of Tokyo Mitsubishi UFJ, Ltd. – Buenos Aires Branch Banco Banex SA

Professional Councils where the Auditor is registered:	C.P.C.E.C.A.B.A. T° 160 F° 164 (Professional Council of Economic Sciences of the City of Buenos Aires – Volume 160, Folio 164)

Company or Trade Association of which the Auditor is a member or to which the Auditor belongs, as the case may be, including address and registration details with the relevant Professional Council:	Deloitte & Co. S.R.L. Address: Florida 234, 5th Floor, City of Buenos Aires C1005AAF). Registry of Business Organizations: C.P.C.E.C.A.B.A. T° 1 F° 3 (Professional Council of Economic Sciences of the City of Buenos Aires – Volume 1, Folio 3).

Penalties imposed on the professional individually or on the company or trade association of which the Auditor is a member, or to which the Auditor belongs, excluding such penalties qualified as private by the Professional Council involved:	I certify that I have not been imposed any penalties (as described herein) by the Professional Council of Economic Sciences of the City of Buenos Aires.

Professional relations of the Auditor or the company or trade association of which the Auditor is a member or to which the Auditor belongs, with the issuer or the shareholders of the issuer, having a “significant involvement” therein or companies in which they have a “significant involvement” relating to external audit or other functions:

I certify that I am not aware of the existence of professional relations except:

– Those resulting from the performance of external auditor duties for BBVA Banco Francés S.A. and the following companies of the group: Rombo Compañía Financiera S.A., PSA Finance Argentina S.A., Atuel Fideicomisos S.A., Francés Administradora de Inversiones S.A., Inversora Otar S.A., Francés Valores Sociedad de Bolsa S.A, Consolidar ART S.A., Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Compañía de Seguros de Retiro S.A., Consolidar Compañía de Seguros de Vida S.A., BBVA Consolidar Seguros S.A., Consolidar Comercializadora S.A., and Consolidar Salud S.A.

– Other professional services: tax review duties.

Buenos Aires, February 14, 2008

Pablo F. Tonina

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: March 10, 2008	By:	/s/ Martín E. Zarich
	Name:	Martín E. Zarich
	Title:	Chief Financial Officer